SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Natural Health Trends Corp.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

63888P406
(Cusip Number)

Robin B. Connor
201 Main Street, Suite 2500
Fort Worth, Texas 76102
(817) 878-3575
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2007
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Name of Reporting Person:

          Rudy Ru

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: United States

                        7.     Sole Voting Power: 1,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  1,000
Person
With
                       10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  0.01%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

         Chief China Resources Ltd.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  00 - - Partnership Contributions

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Samoa

                        7.     Sole Voting Power: 300,902
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 300,902
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          300,902

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  3.6%

14.     Type of Reporting Person:  PN

1.     Name of Reporting Person:

        Ling Bai

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  China

                        7.     Sole Voting Power:  63,275
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  63,275
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          63,275

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.8%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Chang Hui Ma

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  China

                        7.     Sole Voting Power:  23,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  23,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          23,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.28%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Yan Tao Zhao

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  China

                        7.     Sole Voting Power:  20,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  20,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          20,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.24%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Wei Ming Wang

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  China

                        7.     Sole Voting Power:  15,600
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  15,600
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          15,600

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.2%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Wing Hung Siu

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  China

                        7.     Sole Voting Power:  26,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  26,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          26,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.32%

14.     Type of Reporting Person:  IN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 14, 2007 (the "Schedule 13D"), relating to the Common Stock (the "Stock") of Natural Health Trends Corp. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 4.          PURPOSE OF TRANSACTION

     Item 4 is hereby amended by adding at the end thereof the following:

     The Reporting Persons no longer have trust or confidence in the Issuer's President, Chief Executive Officer and board member, Ms. Stephanie Hayano, and intend to work towards securing her dismissal or resignation from those positions at the earliest possible moment. The Reporting Persons believe that the Issuer's current difficulties can be attributed, for the most part, to Ms. Hayano's lack of industry experience. The Reporting Persons are of the view that Ms. Hayano does not understand the Japanese and Mexican markets in which the Issuer does business and, therefore, is unable timely to resolve direct selling issues in those markets. These two factors, the Reporting Persons believe, have significantly contributed to the declining revenues in the Japanese and Mexican markets. The Reporting Persons are also of the opinion that Ms. Hayano's failure to provide adequate leadership and management during this critical juncture may lead to a substantial decrease in the number of the Issuer's active distributors. Finally, the Reporting Persons are concerned that Ms. Hayano intends to either pull money out of the Issuer's Chinese subsidiary, which may cause a deficiency in that entity's capitalization and ultimately force it to de-register in China, or sell the Issuer's Greater China business at a fraction of its value. Either move may, in the view of the Reporting Persons, destabilize the Issuer's entire global seamless network of independent distributors. The Reporting Persons fear that, because Ms. Hayano lacks industry experience, she does not understand the possible implications of either action.

     Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional shares in the open market or in private transactions or may sell all or a portion of their shares publicly or privately.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 7 is hereby amended and restated in its entirety as follows:

Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1     Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  February 15, 2007

/s/ Rudy Ru RUDY RU
/s/ Rudy Ru Rudy Ru, Attorney in fact for: CHIEF CHINA RESOURCES LTD.(1) LING BAI (1) YAN TAO ZHAO (1) CHANG HUI MA (1) WEI MING WANG (1) WING HUNG SIU (1)

(1) A Power of Attorney authorizing Rudy Ru, et. al., to act on behalf of each of Chief China Resources Ltd., Ling Bai, Yan Tao Zhao, Chang Hui Ma, Wei Ming Wang and Wing Hung Siu was previously filed as Exhibit 99.1.

EXHIBIT INDEX

Exhibit          Description

99.1      Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).